Exhibit 15.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Sify Technologies Limited
We consent to the incorporation by reference in the registration statement (No. 333-165248) on Form S-8 of Sify Technologies Limited and subsidiaries (the ‘Company’) of our report dated October 12, 2011 with respect to the consolidated statement of financial position of Sify Technologies Limited as of March 31, 2011, and related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year ended March 31, 2011 and the effectiveness of internal control over financial reporting as of March 31, 2011, which report appear in the March 31, 2011 annual report on Form 20-F of Sify Technologies Limited.
/s/ ASA & Associates
ASA & Associates
Independent Registered Public Accounting Firm
Chennai, India
October 12, 2011